Exhibit 99.3

             Letterhead of PricewaterhouseCoopers

PRIVATE AND CONFIDENTIAL

The Board of Directors
Euro Tech Holdings Company Limited
18/F, Gee Chang Hong Centre
65 Wong Chuk Hang Road
Hong Kong
Attention: Mr. T. C. Leung

22 November 2005

Our Ref: KKYC.IWOF/02050476.A001

Dear Sirs,

We refer to our previous conversation with your TC Leung and Jerry Wong regarding our resignation as auditors. During our audit of the Company's financial statements for 2004, we had expressed our concerns on the Company's readiness in meeting the requirements of the Sarbanes-Oxley Act and the sufficiency of the current management resources to carry out comprehensive work in compliance with all US requirements.

We regret that we have not received satisfactory responses from you to remove our concerns and consequently we are resigning as auditors to your Company and its subsidiaries, namely Euro Tech (Far East) Limited, Euro Tech ChinaH2O.com and Euro Tech (China) Limited (herein referred to as the "Group").

Enclosed please find our formal letter of resignation. We request that the Group should provide us with the draft announcement regarding our resignation as auditors for our comment. In preparing the required notice, you should make it clear that we have resigned as auditors. The U.S. Securities and Exchange Commission may ask if there are any matters connected with our resignation of which the shareholders should be aware. We would refer you to the matters raised in our prior communications to the Audit Committee when deciding how to answer these questions.

Yours faithfully

/s/PricewaterhouseCoopers
IWOF.FWHC

cc:  Audit committee members